UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-26366

ROYAL BANCSHARES OF PENNSYLVANIA, INC.
(Exact name of registrant as specified in its charter)

One Bala Plaza, Suite 522
231 St. Asaph’s Road
Bala Cynwyd, Pennsylvania 19004
(610) 668-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $2.00 par value per share
Class B Common Stock, $0.10 par value per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Royal Bancshares of Pennsylvania, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2017	By:	/s/ Michael Thompson
Michael Thompson
Chief Financial Officer
Royal Bancshares of Pennsylvania, Inc.